Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If the Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, it will make a good faith effort to comply with any such law. If, after such good faith effort, it cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions, if any, where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

NORTEK, INC.

at

$86.00 Per Share

by

NEVADA CORP.

an indirect wholly owned subsidiary of

MELROSE INDUSTRIES PLC

Nevada Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Melrose Industries PLC (“Parent”), a public limited company organized under the laws of the United Kingdom and registered in England and Wales, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Nortek, Inc. (the “Company” or “Nortek”), a Delaware corporation, at a price per Share of $86.00 in cash (the “Offer Price”), without interest, subject to any withholding of taxes required by applicable law. This offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 8, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 2:00 A.M., NEW YORK CITY TIME, ON AUGUST 31, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Tendering stockholders who are record owners of Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) in accordance with the terms of the Offer will not be obligated to pay brokerage fees or commissions on the sale of Shares pursuant to the Offer. Stock transfer taxes with respect to the transfer and sale of any Shares will be withheld and deducted from the purchase price of such Shares purchased as set forth in Instruction 6 of the Letter of Transmittal.

Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 6, 2016, by and among Parent, the Purchaser and the Company (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is intended that, promptly following consummation of the Offer, the Purchaser will merge with and into the

Company (the “Merger”), with the Company continuing as the surviving corporation and as an indirect wholly owned subsidiary of Parent. Each of Parent, the Purchaser and the Company will take all necessary and appropriate actions to cause the Merger to become effective as promptly as practicable after the consummation of the Offer, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time will be converted into the right to receive cash in an amount equal to the Offer Price, without interest, subject to any withholding of taxes required by applicable law, except as provided in the Merger Agreement with respect to Shares owned by Parent, the Company or any of their direct or indirect wholly owned subsidiaries or Shares held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Section 262 of the DGCL (unless such stockholder fails to perfect, withdraws, waives or loses the right to appraisal).

Concurrently with entering into the Merger Agreement, certain stockholders of the Company, who collectively own approximately 68.7% of the outstanding Shares as of July 5, 2016, have entered into tender and support agreements with Parent and the Purchaser, pursuant to which, among other things, they have agreed to tender into the Offer.

The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered in the Offer and not properly withdrawn prior to the expiration of the Offer a number of Shares (excluding all shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered, as further described in this Offer to Purchase) that, together with the number of Shares (if any) then owned by Parent or any of its subsidiaries represents at least a majority of the Shares then outstanding (the “Minimum Condition”), (ii) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”), (iii) the applicable waiting period under (a) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, and (b) the federal Competition Act of Canada having expired or been terminated (which condition has already been satisfied), (iv) Parent’s shareholders approving at a duly called meeting (a) the acquisition of the Company for purposes of the United Kingdom stock exchange listing rules (b) the creation and authorization of the issuance of ordinary shares of Parent for purposes of Parent’s rights issue of its ordinary shares to its shareholders and (c) the authorization of Parent to cancel the listing of Parent’s shares on the premium listing segment and to re-admit the listing of such shares on the standard listing segment with respect to the trading of Parent’s shares on the London Stock Exchange, (v) the admission of new Parent shares to be issued in connection with the Rights Issue (as defined below) to trading, nil paid, on the London Stock Exchange, (vi) no circumstance occurring that would prevent Parent’s ordinary shares from being readmitted for trading on the London Stock Exchange contemporaneously with the Purchaser’s obligation to accept and pay for validly tendered Shares in the Offer and (vii) the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer described in the Offer to Purchase.

THE BOARD OF DIRECTORS OF NORTEK UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF NORTEK HAS UNANIMOUSLY (1) DECLARED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY’S STOCKHOLDERS, (2) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, IN ACCORDANCE WITH THE REQUIREMENTS OF THE DGCL, AND (3) RECOMMENDED THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER.

Upon the terms and subject to the conditions to the Offer (as described in the Offer to Purchase), the Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to 2:00 a.m., Eastern time, on August 31, 2016 , unless (i) the Purchaser extends the period during which the Offer is open pursuant to and in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means the latest date and time at which the Offer, as so extended by the Purchaser, will expire or (ii) the Merger Agreement has been earlier terminated. Pursuant to the Merger Agreement, the Purchaser will extend the Offer (i)  for successive periods of up to 5 business days each, the length of each such period to be determined jointly by Parent and the Company, if as of any then scheduled Expiration Date, any condition to the Offer has not been satisfied, or, to the extent waivable, waived by us in order to permit the satisfaction of such condition, provided, however, that in no event will we be required to extend the Offer to a date later than 2:00 a.m. Eastern time on October 6, 2016 (the “Outside Date”) (unless the Purchaser is in material breach of the Merger Agreement as of such date). The Purchaser also will extend the Offer for any period or periods required by applicable law or required by any applicable rules, regulations, interpretations or positions of the United States Securities and Exchange Commission or its staff or NASDAQ. In addition, in the event that (i) a supplementary prospectus is required to be published by Parent during the period starting from the Parent’s fully underwritten issuance of new ordinary shares (the “Rights Issue”) being admitted to listing on the premium segment of the Official List maintained by the United Kingdom Listing Authority and to trading, nil paid, on the main market of the London Stock Exchange and ending on the latest time and date for acceptance of, and payment in full for, Parent’s new ordinary shares to be issued in connection with the Right Issue (such date the “Rights Acceptance Date”) and (ii) the publication of such supplementary prospectus requires the Rights Acceptance Date to be extended beyond 6:00 am Eastern time on August 23, 2016 pursuant to Section 87Q of the UK Financial Services and Markets Act 2000 (as amended, modified or re-enacted from time to time) then the Purchaser will  extend the Offer for a period of time equivalent to the period by which the Rights Acceptance Date is required to be extended.  For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with all rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern time.

Subject to the applicable rules and regulations of the SEC, the Puchaser expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms and conditions of the Offer; provided that, unless otherwise contemplated by the Merger Agreement or as previously approved by the Company in writing,  the Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition or the Required Governmental Approvals (as defined in the Merger Agreement), (v) add any condition to the Offer or any term that is adverse to the holders of Shares, (vi) extend the Offer except as otherwise provided in the Merger Agreement, (vii) provide for a “subsequent offering period” or (viii) modify, supplement or  amend any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 A.M., Eastern time, on the day of the scheduled Expiration Date. Each of the time periods described in this and the foregoing three paragraphs shall be calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

No alternative, conditional or contingent tenders will be accepted.  In order for a Company stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•                  for Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary before the Expiration Date, unless the procedures for guaranteed delivery as described in the Offer to Purchase are followed;

•                  for Shares held directly in book-entry form in an account with the Company’s transfer agent, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary, and such Shares must be delivered according to the book-entry transfer procedures described in the Offer to Purchase, in each case before the Expiration Date; and

•                  for Shares held through a broker, dealer, commercial bank, trust company or other nominee, the stockholder must contact such nominee and give instructions to tender such Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 5, 2016 (i.e., after 60 calendar days from the commencement of the Offer), unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer by the end of September 5, 2016. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described the Offer to Purchase.

Subject to applicable law, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, upon the advice of counsel, be unlawful.

None of the Purchaser, Parent, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by the Purchaser in its sole discretion.

The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder (as defined in the Offer to Purchase) will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. For a more detailed description of certain U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering or exchanging Shares pursuant to the Offer or the Merger or exercising appraisal rights.

The Offer to Purchase, the Letter of Transmittal and Nortek Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of Nortek and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Except as set forth in the Offer to Purchase, neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (866) 796-7179
Email: ntk@dfking.com

July 8, 2016